UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------

                                 SCHEDULE 14D-9

                                (AMENDMENT NO. 2)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              SUNTERRA CORPORATION

                            (Name of Subject Company)

                              SUNTERRA CORPORATION

                       (Names of Person Filing Statement)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    86787D208
                      (CUSIP Number of Class of Securities)

                               FREDERICK C. BAUMAN
                              SUNTERRA CORPORATION
                              3865 W. CHEYENNE AVE.
                          NORTH LAS VEGAS, NEVADA 89032
                            TELEPHONE: (702) 804-8600

                  (Name, address and telephone number of person
        authorized to receive notice and communications on behalf of the person(s) filing statement)

                                 WITH COPIES TO:

                          D. GILBERT FRIEDLANDER, ESQ.
                             MICHAEL A. SASLAW, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                               200 CRESCENT COURT
                                    SUITE 300
                               DALLAS, TEXAS 75201
                            TELEPHONE: (214) 746-7700

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:


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This Amendment No. 2 (this "Amendment") amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 filed on March 16, 2007, as amended by Amendment No.1 on March 20, 2007 (as so amended, the "Schedule 14D-9"), by Sunterra Corporation, a Maryland corporation ("Sunterra" or the "Company"). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 14D-9.

ITEM 9.     EXHIBITS.

Item 9 of the Schedule 14D-9 is hereby amended and restated as follows:

(a)(1) Offer to Purchase, dated March 16, 2007 (incorporated herein by reference to Exhibit (a)(1) to the Schedule TO of Diamond Resorts, Parent and Purchaser filed on March 16, 2007).

(a)(2) Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(2) to the Schedule TO of Diamond Resorts, Parent and Purchaser filed on March 16, 2007).

(a)(3) Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(3) to the Schedule TO of Diamond Resorts, Parent and Purchaser filed on March 16, 2007).

(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(4) to the Schedule TO of Diamond Resorts, Parent and Purchaser filed on March 16, 2007).

(a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(5) to the Schedule TO of Diamond Resorts, Parent and Purchaser filed on March 16, 2007).

(a)(6) Text of the press release issued by Diamond Resorts, dated March 12, 2007 (incorporated herein by reference to the Schedule TO of Diamond Resorts, Parent and Purchaser filed on March 12, 2007).

(a)(7) Text of the press release issued by the Company, dated March 12, 2007 (incorporated herein by reference to the Form 8-K filed on March 12, 2007).

(a)(8) Letter to Sunterra Employees in Europe (incorporated by reference to the Company's pre-commencement Schedule 14D-9C filed on March 12,
            2007).

(a)(9) Announcement Frequently Asked Questions for Sunterra Employees in Europe (incorporated by reference to the Company's pre-commencement
            Schedule 14D-9C filed on March 12, 2007).

(a)(10) Letter to Home Owners Association Board Members in Europe (incorporated by reference to the Company's pre-commencement
            Schedule 14D-9C filed on March 12, 2007).

(a)(11) Interactive Voice Response (IVR) Announcement Script for Europe (incorporated by reference to the Company's pre-commencement
            Schedule 14D-9C filed on March 12, 2007).

(a)(12) Announcement Frequently Asked Questions for Sunterra Website (incorporated by reference to the Company's pre-commencement
            Schedule 14D-9C filed on March 12, 2007).

(a)(13) Invitation Text for Global Conference Call for Sunterra Managers and Moring of Announcement Emails to Sunterra Managers (incorporated by reference to the Company's pre-commencement Schedule 14D-9C filed on March 12, 2007).

(a)(14) Letter to Club Sunterra Members and Owners (incorporated by reference to the Company's pre-commencement Schedule 14D-9C filed on March 12, 2007).



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




(a)(15) Letter to Sunterra Employees in North America (incorporated by reference to the Company's pre-commencement Schedule 14D-9C filed on March 12, 2007).

(a)(16) Letter to Home Owners Association Board Members in North America (incorporated by reference to the Company's pre-commencement
            Schedule 14D-9C filed on March 12, 2007).

(a)(17) Letter to Non-Sunterra Managed Home Owners Association Boards in North America (incorporated by reference to the Company's pre-commencement Schedule 14D-9C filed on March 12, 2007).

(a)(18) Interactive Voice Response (IVR) Announcement Script for North America (incorporated by reference to the Company's pre-commencement
            Schedule 14D-9C filed on March 12, 2007).

(a)(19) Letter to Reservations Holders (incorporated by reference to the Company's pre-commencement Schedule 14D-9C filed on March 12, 2007).

(a)(20) Announcement Frequently Asked Questions Script for Sunterra Sales Team (incorporated by reference to the Company's pre-commencement
            Schedule 14D-9C filed on March 12, 2007).

(a)(21) Sunterra Internal Announcement Questions and Answers (incorporated by reference to the Company's pre-commencement Schedule 14D-9C filed on March 12, 2007).

(a)(22) Letter from Stephen J. Cloobeck to Sunterra Employees (incorporated by reference to the Company's pre-commencement Schedule 14D-9C filed on March 12, 2007).

(a)(23) Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated to the Board of Directors of Sunterra Corporation, dated March 9, 2007 (incorporated herein by reference to Annex A).

(a)(24) Opinion of Duff & Phelps, LLC to the Board of Directors of Sunterra Corporation, dated March 9, 2007 (incorporated herein by reference to Annex B).

(a)(25) Letter to stockholders from James A. Weissenborn and John D. Ziegelman, dated March 16, 2007 (included in the mailing to stockholders).*

(a)(26)     Sunterra Press Release, issued March 20, 2007. *

(a)(27) Transcript of Sunterra conference call on March 21, 2007 (incorporated herein by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K (date of event: March 21, 2007)).

(e)(1) Agreement and Plan of Merger, dated March 9, 2007, among Diamond Resorts, Purchaser and Sunterra (incorporated herein by reference to Exhibit (d)(1) to the Schedule TO of Diamond Resorts, Parent and Purchaser filed on March 16, 2007).

(e)(2) Exclusivity Letter Agreement, dated October 11, 2006 among Diamond Resorts, Sunterra and Colony Capital Acquisition LLC (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO of Diamond Resorts, Parent and Purchaser filed on March 16, 2007).

(e)(3) Exclusivity Letter Agreement, dated December 13, 2006, by and between Sunterra and Diamond Resorts (incorporated by reference to Exhibit (d)(3) to the Schedule TO of Diamond Resorts, Parent and Purchaser filed on March 16, 2007).

(e)(4) Amendment No. 1, dated January 30, 2007, to the Exclusivity Letter Agreement, dated December 13, 2006, by and between Sunterra and Diamond Resorts (incorporated by reference to Exhibit (d)(4) to the Schedule TO of Diamond Resorts, Parent and Purchaser filed on March 16, 2007).



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



(e)(5) Amendment No. 2, dated February 15, 2007, to the Exclusivity Letter Agreement, dated December 13, 2006, by and between Sunterra and Diamond Resorts (incorporated by reference to Exhibit (d)(5) to the Schedule TO of Diamond Resorts, Parent and Purchaser filed on March 16, 2007).

(e)(6) Amendment No. 3, dated February 22, 2007, to the Exclusivity Letter Agreement, dated December 13, 2006, by and between Sunterra and Diamond Resorts (incorporated by reference to Exhibit (d)(6) to the Schedule TO of Diamond Resorts, Parent and Purchaser filed on March 16, 2007).

(e)(7) Amendment No. 4, dated March 1, 2007, to the Exclusivity Letter Agreement, dated December 13, 2006, by and between Sunterra and Diamond Resorts (incorporated by reference to Exhibit (d)(7) to the Schedule TO of Diamond Resorts, Parent and Purchaser filed on March 16, 2007).

(e)(8) Agreement, dated as of September 8, 2006, by and between Sunterra and Mackinac Partners LLC with respect to the provision of interim management services, including the service of James A. Weissenborn as Interim President and Chief Executive Officer of Sunterra. *

(e)(9) Amendment, dated as of February 28, 2007, to the Agreement, dated as of September 8, 2006, by and between Sunterra and Mackinac Partners LLC with respect to the provision of interim management services, including the service of James A. Weissenborn as Interim President and Chief Executive Officer of Sunterra.*

(e)(10) Agreement, dated as of September 8, 2006, by and between Sunterra and Alvarez and Marsal LLC with respect to the provision of interim management services, including the service of Steven Varner as Interim Chief Operating Officer of Sunterra.*

(e)(11)     Form of Executive Retention Agreement (incorporated by reference to
            Exhibit 10.4 to the Company's Current Report on Form 8-K (date of event: October 13, 2005)).

(e)(12) Employment Agreement, dated as of January 24, 2003 between Sunterra and Frederick C. Bauman (incorporated by reference to Exhibit 10.13 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004).

(e)(13)     Form of Letter under 2007 Retention Bonus Program.*

(e)(14)     Form of Letter under 2007 Retention Bonus Program for Sales
            Employees.*

(e)(15) Form of Indemnification Agreement for Certain Directors and Executive Officers (incorporated herein by reference to Exhibit 10.1 to Form 8-K, filed with the SEC on September 19, 2006).

(g)         None.

------------------
*Previously filed.



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






                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I hereby certify as of March 22, 2007 that the information set forth in this statement is true, complete and correct.

                                    SUNTERRA CORPORATION


                                    By:  /s/  Frederick C. Bauman
                                        -------------------------------------
                                    Name:  Frederick C. Bauman
                                    Title: Vice President, General Counsel
                                           and Secretary




















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